UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
(RULE 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO SECTIONS 240.13d-1(b),(c)
AND (d) THERETO FILED PURSUANT TO SECTION 240.13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO.___)*
Biodel Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
09064M105

(CUSIP Number)
December 31, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 11 Pages

CUSIP No.	09064M105	Page	2	of	11 pages

1	NAME OF REPORTING PERSONS Vivo Ventures Fund V, L.P. (“Vivo Fund”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		0 shares.

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,666,081 shares.

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares.

WITH	8	SHARED DISPOSITIVE POWER

1,666,081 shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,666,081 shares.

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.3%

12	TYPE OF REPORTING PERSON

PN

CUSIP No.	09064M105	Page	3	of	11 pages

1	NAME OF REPORTING PERSON Vivo Ventures V, LLC (“Vivo Ventures”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	5	SOLE VOTING POWER

NUMBER OF		0 shares.

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,685,633 shares.*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares.

WITH	8	SHARED DISPOSITIVE POWER

1,685,633 shares.*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,685,633 shares.*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.4%

12	TYPE OF REPORTING PERSON

OO
*Consists of (i) 19,552 shares of common stock held by Vivo Ventures V Affiliates Fund L.P., and (ii) 1,666,081 shares of common stock held by Vivo Ventures Fund V, L.P. Vivo Ventures is the general partner of both Vivo Ventures V Affiliates Fund L.P. and Vivo Ventures Fund V, L.P. Vivo Ventures disclaims beneficial ownership of the shares held directly by Vivo Ventures V Affiliates Fund L.P. and Vivo Ventures Fund V, L.P. , except to the extent of its pecuniary interest therein.

CUSIP No.	09064M105	Page	4	of	11 pages

1	NAME OF REPORTING PERSON Frank Kung (“Kung”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		0 shares.

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,685,633 shares.*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

1,685,633 shares.*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,685,633 shares.*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.4%

12	TYPE OF REPORTING PERSON

IN
*Consists of (i) 19,552 shares of common stock held by Vivo Ventures V Affiliates Fund L.P., and (ii) 1,666,081 shares of common stock held by Vivo Ventures Fund V, L.P. Mr. Kung is a member of Vivo Ventures, which is the general partner of both Vivo Ventures V Affiliates Fund L.P. and Vivo Ventures Fund V, L.P., and may be deemed to have shared voting and dispositive power as to those shares of common stock. Mr. Kung disclaims beneficial ownership of the shares held directly by Vivo Ventures V Affiliates Fund L.P. and Vivo Ventures Fund V, L.P. , except to the extent of his pecuniary interest therein.

CUSIP No.	09064M105	Page	5	of	11 pages

1	NAME OF REPORTING PERSON Dr. Albert Cha (“Cha”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		35,474 shares.*

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,685,633 shares.**

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		35,474 shares.

WITH	8	SHARED DISPOSITIVE POWER

1,685,633 shares.**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,721,107 shares.

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.5%

12	TYPE OF REPORTING PERSON

IN
* Consists of (i) 318 shares of common stock and (ii) options to purchase 35,156 shares of common stock which are exercisable within 60 days of the date of this filing.
**Consists of (i) 19,552 shares of common stock held by Vivo Ventures V Affiliates Fund L.P., and (ii) 1,666,081 shares of common stock held by Vivo Ventures Fund V, L.P. Dr. Cha is a member of Vivo Ventures, which is the general partner of both Vivo Ventures V Affiliates Fund L.P. and Vivo Ventures Fund V, L.P., and may be deemed to have shared voting and dispositive power as to those shares of common stock. Dr. Cha disclaims beneficial ownership of the shares held directly by Vivo Ventures V Affiliates Fund L.P. and Vivo Ventures Fund V, L.P. , except to the extent of his pecuniary interest therein.

CUSIP No.	09064M105	Page	6	of	11 pages

1	NAME OF REPORTING PERSON Edgar Engleman (“Engleman”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		0 shares.

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,685,633 shares.*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares.

WITH	8	SHARED DISPOSITIVE POWER

1,685,633 shares.*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,685,633 shares.*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.4%

12	TYPE OF REPORTING PERSON

IN
*Consists of (i) 19,552 shares of common stock held by Vivo Ventures V Affiliates Fund L.P., and (ii) 1,666,081 shares of common stock held by Vivo Ventures Fund V, L.P. Mr. Engleman is a member of Vivo Ventures, which is the general partner of both Vivo Ventures V Affiliates Fund L.P. and Vivo Ventures Fund V, L.P., and may be deemed to have shared voting and dispositive power as to those shares of common stock. Mr. Engleman disclaims beneficial ownership of the shares held directly by Vivo Ventures V Affiliates Fund L.P. and Vivo Ventures Fund V, L.P. , except to the extent of his pecuniary interest therein.

Item 1.
     (a) Name of Issuer:
          Biodel Inc.
     (b) Address of Issuer’s Principal Executive Offices:
          100 Saw Mill Road
          Danbury, Connecticut 06810
Item 2.
     (a) Name of Person(s) Filing:
          Vivo Ventures Fund V, L.P., a Delaware limited partnership (“Vivo Fund”), Vivo Ventures V, LLC, a California limited liability company (“Vivo Ventures”), Frank Kung (“Kung”), Dr. Albert Cha (“Cha”) and Edgar Engleman (“Engleman”) hereby make this single joint filing statement on Schedule 13G with respect to certain shares of common stock of Biodel Inc. (“Issuer”) as follows. Vivo Fund, Vivo Ventures, Kung, Cha and Engleman are each sometimes referred to herein as a Reporting Person and, collectively, referred to as the Reporting Persons.
          Vivo Ventures is the general partner of both Vivo Fund and Vivo Ventures V Affiliates Fund L.P., a Delaware limited partnership (“Affiliates Fund”), and may be deemed to have indirect beneficial ownership of shares of the Issuer directly owned by Vivo Fund and Affiliates Fund. Kung, Cha and Engleman are members of Vivo Ventures and may be deemed to have indirect beneficial ownership of the shares of Issuer directly owned by Vivo Fund and Affiliates Fund.
     (b) Address of Principal Business Office or, if none, Residence:
          The address of each Reporting Person is: 575 High Street, Suite 201, Palo Alto, California 94301
     (c) Citizenship:
          Vivo Fund is a Delaware limited partnership. Vivo Ventures is a California limited liability company. Kung, Cha, and Engleman are United States citizens.
     (d) Title of Class of Securities:
          Common Stock.
     (e) CUSIP Number:
          09064M105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:
          N.A.
Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.
     The percentages of class listed below are calculated based on 20,160,836 shares of common stock of the Issuer outstanding as of November 30, 2007 as represented to be outstanding in Issuer’s Form 10-K for the fiscal year ended September 30, 2007.

Page 7 of 11 pages

Vivo Ventures Fund V, L.P.
(a) Amount Beneficially Owned: 1,666,081 shares.
(b) Percent of Class: 8.3%.
(c) Number of shares as to which the person has:
          (i) Sole power to vote or direct the vote : 0 shares.
          (ii) Shared power to vote or to direct the vote: 1,666,081 shares.
          (iii) Sole power to dispose or direct the disposition of: 0 shares.
          (iv) Shared power to dispose or direct the disposition of: 1,666,081 shares.
Vivo Ventures V, LLC
(a) Amount Beneficially Owned: 1,685,633 shares.
(b) Percent of Class: 8.4%.
(c) Number of shares as to which the person has:
          (i) Sole power to vote or direct the vote : 0 shares.
          (ii) Shared power to vote or to direct the vote: 1,685,633 shares*.
          (iii) Sole power to dispose or direct the disposition of: 0 shares.
          (iv) Shared power to dispose or direct the disposition of: 1,685,633 shares*.

*Consists of (i) 19,552 shares of common stock held by Vivo Ventures V Affiliates Fund L.P., and (ii) 1,666,081 shares of common stock held by Vivo Ventures Fund V, L.P. Vivo Ventures is the general partner of both Vivo Ventures V Affiliates Fund L.P. and Vivo Ventures Fund V, L.P. Vivo Ventures disclaims beneficial ownership of the shares held directly by Vivo Ventures V Affiliates Fund L.P. and Vivo Ventures Fund V, L.P. , except to the extent of its pecuniary interest therein.
Frank Kung
(a) Amount Beneficially Owned: 1,685,633 shares.
(b) Percent of Class: 8.4%.
(c) Number of shares as to which the person has:
          (i) Sole power to vote or direct the vote : 0 shares.
          (ii) Shared power to vote or to direct the vote: 1,685,633 shares*.
          (iii) Sole power to dispose or direct the disposition of: 0 shares.
          (iv) Shared power to dispose or direct the disposition of: 1,685,633 shares*.

*Consists of (i) 19,552 shares of common stock held by Vivo Ventures V Affiliates Fund L.P., and (ii) 1,666,081 shares of common stock held by Vivo Ventures Fund V, L.P. Mr. Kung is a member of Vivo Ventures, which is the general partner of both Vivo Ventures V Affiliates Fund L.P. and Vivo Ventures Fund V, L.P., and may be deemed to have shared voting and dispositive power as to those shares of common stock. Mr. Kung disclaims beneficial ownership of the shares held directly by Vivo Ventures V Affiliates Fund L.P. and Vivo Ventures Fund V, L.P. , except to the extent of his pecuniary interest therein.

Page 8 of 11 pages

Dr. Albert Cha
(a) Amount Beneficially Owned: 1,721,107 shares.
(b) Percent of Class: 8.5%.
(c) Number of shares as to which the person has:
          (i) Sole power to vote or direct the vote : 35,474 shares*.
          (ii) Shared power to vote or to direct the vote: 1,685,633 shares**.
          (iii) Sole power to dispose or direct the disposition of: 35,474 shares*.
          (iv) Shared power to dispose or direct the disposition of: 1,685,633 shares**.

* Consists of (i) 318 shares of common stock and (ii) options to purchase 35,156 shares of common stock which are exercisable within 60 days of the date of this filing.
**Consists of (i) 19,552 shares of common stock held by Vivo Ventures V Affiliates Fund L.P., and (ii) 1,666,081 shares of common stock held by Vivo Ventures Fund V, L.P. Dr. Cha is a member of Vivo Ventures, which is the general partner of both Vivo Ventures V Affiliates Fund L.P. and Vivo Ventures Fund V, L.P., and may be deemed to have shared voting and dispositive power as to those shares of common stock. Dr. Cha disclaims beneficial ownership of the shares held directly by Vivo Ventures V Affiliates Fund L.P. and Vivo Ventures Fund V, L.P. , except to the extent of his pecuniary interest therein.
Edgar Engleman
(a) Amount Beneficially Owned: 1,685,633 shares.
(b) Percent of Class: 8.4%.
(c) Number of shares as to which the person has:
          (i) Sole power to vote or direct the vote : 0 shares.
          (ii) Shared power to vote or to direct the vote: 1,685,633 shares*.
          (iii) Sole power to dispose or direct the disposition of: 0 shares.
          (iv) Shared power to dispose or direct the disposition of: 1,685,633 shares*.

*Consists of (i) 19,552 shares of common stock held by Vivo Ventures V Affiliates Fund L.P., and (ii) 1,666,081 shares of common stock held by Vivo Ventures Fund V, L.P. Mr. Engleman is a member of Vivo Ventures, which is the general partner of both Vivo Ventures V Affiliates Fund L.P. and Vivo Ventures Fund V, L.P., and may be deemed to have shared voting and dispositive power as to those shares of common stock. Mr. Engleman disclaims beneficial ownership of the shares held directly by Vivo Ventures V Affiliates Fund L.P. and Vivo Ventures Fund V, L.P. , except to the extent of his pecuniary interest therein.
Item 5. Ownership of Five Percent or Less of a Class:
          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent (5%) of the class of securities, check the following ☐.

Page 9 of 11 pages

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
          N.A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
          N.A.
Item 8. Identification and Classification of Members of the Group.
          N.A.
Item 9. Notice of Dissolution of Group.
          N.A.
Item 10. Certification
          N.A.

Page 10 of 11 pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2008

Vivo Ventures Fund V, L.P.,

By:		Vivo Ventures V, LLC,
Its:		General Partner

	By:	/s/ Frank Kung Frank Kung, Member

Vivo Ventures V, LLC

	By:	/s/ Frank Kung

Frank Kung, Member

/s/ Frank Kung

Frank Kung

/s/ Dr. Albert Cha

Dr. Albert Cha

/s/ Edgar Engleman

Edgar Engleman
ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
CRIMINAL VIOLATIONS (SEE 18 U.S.C. 100

Page 11 of 11 pages